

June 10, 2021

Tan Wanhong
Chief Financial Officer and Secretary
Moxian (BVI) Inc
Unit 911, Tower 2, Silvercord, 30 Canton Road
Tsimshatsui
Hong Kong SAR, China

> **Re: Moxian (BVI) Inc**
> **Registration Statement on Form F-4**
> **Filed May 28, 2021**
> **File No. 333-256665**

Dear Mr. Wanhong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anthony W. Basch, Esq.